Exhibit 99.4
CHARTER FOR THE BOARD GOVERNANCE AND COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS OF WIPRO LIMITED
          A.           OBJECTIVES:
          A Board Governance and Compensation Committee is central to the effective functioning of the Board. The purpose of this Committee is to ensure that the Board of Directors is appropriately constituted to meet its fiduciary obligations to the shareholders of the company and to recommend compensation to the Directors and the Senior Management.
          To accomplish this purpose, the Committee shall:
—	recommend to the Board of Directors appropriate compensation packages for Whole-time Directors and Senior Management Personnel in such a manner so as to attract and retain the best available personnel for positions of substantial responsibility with the Company

—	provide incentives for such persons to perform to the best of their abilities for the Company, and to promote the success of the Company’s business.

—	develop and recommend the Board a set of corporate governance guidelines applicable to the Company

—	implement policies and processes relating to corporate governance principles

—	ensure that appropriate procedures are in place to assess Board membership needs

—	recommend potential director candidates to the Board of Directors

B.	MEMBERSHIP:
          The Board Governance & Compensation Committee shall consist of three independent non-management directors of the Company as determined by the Board of Directors. The members of the Board Governance & Compensation Committee are appointed by and serve at the discretion of the Board of Directors. The members of the Board Governance & Compensation Committee shall meet the (i) independence requirements of the listing standards of the New York Stock Exchange, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.
C.	POWERS:
          In discharging its responsibilities, the Board Governance & Compensation Committee shall have the following powers;
—	sole authority to retain and terminate any search firm to be used to identify director candidates

—	sole authority to approve the search firm’s fees and other retention term

D.	RESPONSIBILITIES AND DUTIES:
          The Board Governance & Compensation Committee has the authority to undertake the specific duties and responsibilities listed below and will have the authority to undertake such other specific duties as the Board of Directors from time to time prescribes.
D1.	Board Governance

Responsibilities relating to the Board/Company

(a)	Taking a leadership role in shaping the corporate governance of the Company

(b)	Assisting the Board in;

—	Evaluating the current composition and governance of the Board of Directors and its Committees

—	Determining the future requirements for the Board as well as its Committees and making recommendations to the Board for approval

—	Formulating the desired/preferred board skills, attributes and qualifications for selecting new directors

—	Conducting searches for prospective board members whose skills and attributes reflect the requirements those desired

—	Evaluating the selection process of the prospective board members and making recommendation of the proposed nominees for election to the Board of Directors

—	Evaluating and recommending termination of membership of individual directors in accordance with the Board’s corporate governance guidelines, for cause or for other appropriate reasons.

—	Developing and overseeing the execution of a formal Board member capacity building program, including such elements as orientation of new members, continuing education and training, and a mentoring program with senior Board members.

1.2	Responsibilities relating to the Committees of the Board
Assisting the Board in;
—	Evaluating and making recommendations to the Board of Directors concerning the appointment of Directors to Board Committees

—	Selecting the Chairman for each of the Board Committees

1.3	Other responsibilities

a.	The Board Governance & Compensation Committee shall coordinate and approve Board and Committee meeting schedules.

b.	The Board Governance & Compensation Committee shall consider matters of corporate governance and to review, periodically, the corporate governance guidelines of the Company

c.	The Board Governance & Compensation Committee shall review and assess its performance on a periodic basis

D2.	Compensation related
These responsibilities include:
1.	Relating to Whole-time Directors

a.	Reviewing and approving Corporate goals and objectives relevant to compensation payable to the Whole-time Directors of the Company with due consideration of:

—	the Company’s performance

—	relative shareholder return

—	the value of similar incentive awards to Whole-time Director at comparable companies

—	the awards given to the Whole-time Directors in past years

b.	Evaluate the Whole-time Director performance in the light of these goals and objectives

c.	Recommending to the Board for approval of the Whole-time Director’s compensation level based on this evaluation

2.	Compensation of Senior Management Personnel

a.	The term “Senior Management Personnel” means to include all the members other than the Whole-time Directors and members of the Corporate Executive Council of the Company as may be co-opted from time to time.

b.	Reviewing and making recommendations to the Board of Directors regarding the Compensation & Benefits policy for all Senior Management Personnel of the Company

c.	Discharging the Board’s responsibilities relating to compensation payable to the Whole-time Directors and Senior Management Personnel including payment of (i) annual base salary (ii) annual bonus, including any specific goals and amounts (iii) equity compensation and (iv) employment agreements, severance agreements and change in control agreements, and (v) any other benefits, compensation or arrangements
3.	Relating to Incentive Compensation Plan and Equity based plan
          Acting as Administrator (as defined therein) of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time and administering, within the authority delegated by the Board of Directors and within the terms and conditions of the said Plans. In its administration of the plans, the Compensation & Benefits Committee may, pursuant to authority delegated by the Board of Directors (i) grant stock options or stock purchase rights to individuals eligible for such grants under the plans and applicable law (including grants to individuals subject to the provisions of the Securities and Exchange Board of India Act 1992 and Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”) in compliance with Rule 16b-3 promulgated thereunder, so long as the Compensation & Benefits Committee is comprised entirely of “disinterested persons”, as such term is defined in Rule 16b-3(c)(2)(i) promulgated under the Exchange Act, and (ii) amend such stock options or stock purchase rights. The Compensation & Benefits Committee shall also make recommendations to the Board of Directors with respect to amendments to the plans and changes in the number of shares reserved for issuance thereunder;
4.	Relating to Compensation & Benefit Plan
          Reviewing and making recommendations to the Board of Directors regarding any other plans that are proposed for adoption or adopted by the Company for the provision of Compensation & Benefits directors of the Company.
5.	Retaining a consulting firm
          The Committee members may if they so desire and at their sole option take the assistance of a Compensation Consultant for evaluation of Compensation payable to Whole-time Directors and Senior Management Personnel as well as approve the firm’s fees and other terms.
6.	Annual Report
          Providing an annual report on executive compensation for inclusion in Company’s proxy statement.
E.	MEETINGS:
          The Board Governance & Compensation Committee will meet at least four times in a year.
F.	CIRCULAR RESOLUTION
          The decisions to be taken by the Committee members including relating to granting of options/shares may be taken by way of a circular resolution.
G.	REPORT
          The Board Governance & Compensation Committee shall record its summaries of recommendations to the Board which will be incorporated as a part of the minutes of the Board of Directors meeting at which those recommendations are presented.
H.	MINUTES:
          The Board Governance & Compensation Committee will maintain minutes of its meetings, which minutes will be submitted to the Board for noting.